May 2017

Pricing Sheet dated June 2, 2017 relating to

Preliminary Pricing Supplement No. 1,556 dated May 19, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Trigger PLUS Based on a Basket Consisting of Three Stocks due June 5, 2020

Trigger Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – JUNE 2, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	June 5, 2020
Original issue price:	$10 per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	June 2, 2017
Original issue date:	June 7, 2017 (3 business days after the pricing date)
Aggregate principal amount:	$3,025,000
Interest:	None
Basket:	Basket stock	Bloomberg ticker symbol	Percentage of initial basket value	Initial share price	Multiplier
	JPMorgan Chase & Co.	JPM	25%	$82.64	0.302516941
	Apple Inc.	AAPL	25%	$155.45	0.160823416
	Chipotle Mexican Grill, Inc.	CMG	25%	$478.07	0.052293597
	Kinder Morgan Inc.	KMI	25%	$18.95	1.319261214
The JPM Stock, the AAPL Stock, the CMG Stock and the KMI Stock are referred to together as the “basket stocks.”
Payment at maturity (per Trigger PLUS):	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment, subject to the maximum payment at maturity.
If the final basket value is less than or equal to the initial basket value but is greater than or equal to the trigger level: $10

If the final basket value is less than the trigger level: $10 × the basket performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 20%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	$12.80 per Trigger PLUS
Trigger level:	80, which is 80% of the initial basket value
Initial basket value:	100, which is equal to the sum of the products of the initial share prices of each of the basket stocks, as set forth under “Basket—Initial share price” above, and the applicable multiplier for each of the basket stocks, each of which was determined on the pricing date.
Final basket value:	The sum of the products of (i) the final share price of each basket stock and (ii) the multiplier for such basket stock on the determination date, as determined by the calculation agent.
Final share price:	For each basket stock, the closing price for such basket stock on the determination date.
Determination date:	June 2, 2020, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Multiplier:	The initial multiplier for each basket stock will be set on the pricing date, based on such basket stock’s respective closing price on such date, so that each basket stock will be reflected in the predetermined initial basket value of 100 in accordance with its equal percentage weighting within the basket. The multipliers for each basket stock will remain constant for the term of the Trigger PLUS, subject to adjustment for certain corporate and other events relating to the issuer of that basket stock and for adjustments relating to the basket. See “Basket-Multiplier” above.
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61766W626 / US61766W6268
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Description of Trigger PLUS-Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$9.524 per Trigger PLUS. See “Description of Trigger PLUS-Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per Trigger PLUS	$10	$0.25(1)	$9.70
$0.05(2)
Total	$3,025,000	$90,750	$2,934,250

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.25 for each Trigger PLUS they sell. For additional information, see “Description of Trigger PLUS-Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Trigger PLUS.

(3)	See “Description of Trigger PLUS-Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

The Trigger PLUS are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Pricing Supplement No. 1,556 dated May 19, 2017

Product Supplement for PLUS dated February 29, 2016    Index Supplement dated January 30, 2017    Prospectus dated February 16, 2016

 MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.